Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Tysons Corner, Virginia

January 25, 2017

CARDINAL’S 2016 RECORD EARNINGS SURPASS $50 MILLION

Cardinal Financial Corporation (NASDAQ: CFNL) (the “Company”) today reported record earnings of $50.5 million for the year ended December 31, 2016, which included $3.3 million of after-tax expenses related to the August 17th announcement of the merger with United Bankshares. Diluted earnings per share were $1.50, or $1.60, before the merger expense impact. The adjusted net income of $53.8 million in 2016, which are exclusive of the merger expenses, represent a 17% increase over 2015 adjusted net income (see Table 7).

Earnings for the quarter ended December 31, 2016 were $10.8 million, compared to $9.0 million for the same year ago quarter.  Diluted earnings per share were $0.32 and $0.27 for these same respective periods.  Before the current quarter merger expenses, the Company had adjusted net income of $12.4 million, or $0.37 per share.

Selected Highlights

•                  Return on average assets (“ROAA”) and average equity (“ROAE”) were 1.23% and 11.40% for 2016. Before merger expenses, ROAA was 1.31% and ROAE was 12.14% for the year.

•                  Before taxes and the provision for loan losses, the commercial banking segment’s earnings for the current year were also a record, improving 19% from a year ago to $71.2 million.

•                  Total assets of the Company exceeded $4.21 billion, increasing 4.5% from December 31, 2015.

•                  Loans held for investment were $3.28 billion, increasing 7.4% from a year ago.

•                  Non-interest bearing demand deposit accounts increased 11.6% over the past year, totaling 27% of customer deposits.

•                  For the fourth consecutive quarter, the Company had no nonaccrual loans and no other real estate owned at quarter end.

•                  Net interest margin was 3.37% for the fourth quarter of 2016, an increase from 3.25% for the year ago fourth quarter.

•                  Total mortgage loan closings were over $4.07 billion in 2016, an increase of $466 million from $3.60 billion in 2015. Purchase money mortgages represented 69% of the year’s closed loan volume.

•                  During 2016, purchase money mortgage application volume increased by $400 million compared to 2015 and nearly $900 million compared to 2014.

Review of Balance Sheet

At December 31, 2016, total assets of the Company were $4.21 billion, an increase of 4.5% from total assets of $4.03 billion at December 31, 2015. Average interest earning assets for the fourth quarter increased to $3.99 billion from $3.78 billion a year ago, and average interest bearing liabilities for the fourth quarter 2016 increased to $2.86 billion from $2.81 billion a year ago.

Loans held for investment grew 7.4% to $3.28 billion at December 31, 2016 versus $3.06 billion a year ago, overcoming $531 million in loan payoffs during the year.  Loans held for sale were $298 million at December 31, 2016, compared to $432 million at September 30, 2016.  The Company’s investment securities portfolio increased slightly to $400 million from $398 million at the end of the previous quarter.

Over the past year, deposit balances increased $250 million to $3.28 billion from $3.03 billion, an increase of 8.2%.  Non-interest bearing demand deposit accounts, which totaled $733 million and represented 27% of customer deposits, increased $76 million since December 31, 2015, or 11.6%.  The increase in customer deposits is due primarily to steady focus on relationship banking within the markets the Company serves.

Net Interest Income

Net interest income increased 7.2%, to $32.7 million from $30.5 million, for the quarters ended December 31, 2016 and 2015, respectively.  For the current quarter, the Company’s tax equivalent net interest margin was 3.37%, an increase from 3.35% for the prior sequential quarter and up from 3.25% for the year ago linked quarter in 2015.

The yield on loans held for investment was 4.10% for the fourth quarter of 2016, the same as the third quarter of 2016, while the yield on loans held for sale decreased to 3.51% for the fourth quarter of 2016 versus 3.65% for the previous quarter, reflecting the lower interest rate environment for mortgage loans that existed for most of the current period. The average balance of loans held for sale experienced a normal seasonal decline to $333 million in the most recent quarter, versus $422 million in the third quarter of 2016.  The yield on total interest earning assets was 3.98% for the fourth quarter of 2016, compared to 3.97% for the previous quarter.  For these same respective periods, the Company’s total cost of interest bearing liabilities increased to 0.85% from 0.84%.  Including DDAs, the Company’s total cost of funds decreased to 0.67% from 0.68%.

Commercial Banking Review

For the current year ended December 31, 2016, the commercial banking segment’s (the Bank’s) net income increased 23% to a record $48.3 million versus $39.2 million for the year ended December 31, 2015.  Before taxes and the provision for loan losses, the Bank’s income for the current year was also a record $71.2 million, a 19% improvement from the year ago level of $60.0 million.

For the quarter ended December 31, 2016, net income for the Bank was $15.8 million, an increase of 65% from $9.6 million for the fourth quarter of last year.  During the current quarter, there was a negative provision for loan losses of $1.9 million versus a provision of $449,000 during the year ago quarter. Before taxes and the provision for loan losses, the Bank’s income for the current quarter was $20.9 million, a 37% improvement from the same quarter a year ago.

For the current quarter, there were annualized net charge offs (recoveries) of (0.01%) of average loans outstanding.  The allowance for loan losses was 0.97% of loans outstanding at December 30, 2016 versus 1.04% at December 31, 2015.  This ratio decrease from a year ago is primarily the result of continued improvement of credit quality.  The Company continued to have no nonperforming loans at December 31, 2016 versus nonperforming loans of 0.01% of total assets at December 31, 2015.

Non-interest income was $2.9 million for the current quarter compared to $963,000 for the year ago quarter.  Fees primarily associated with loans that paid off before their maturity increased $887,000.  Before gains on securities sales of $4.6 million, current year non-interest income was $5.6 million versus $5.3 million for the 2015 year.  Securities gains were offset by $3.6 million of FHLB Advance prepayment fees, which are recorded in non-interest expense, and which together were part of a strategy to increase net interest income.

For the fourth quarter of 2016, non-interest expense was $14.8 million, compared to $15.9 million for the prior sequential quarter and $15.7 million for the fourth quarter of 2015. For the year ended December 31, 2016, total non-interest expense was $66.7 million, which included $3.6 million from the prepayment of FHLB Advances.  This compares to $60.0 million of non-interest expense in 2015.  The efficiency ratio for the Bank was 47.0% versus 50.0% for these respective periods, which reflects the Company’s continued focus on expense controls.

Mortgage Banking Review

The Company’s mortgage banking subsidiary, George Mason Mortgage (GMM), had an extremely active year as it accepted approximately $5.8 billion in loan applications versus $5.2 billion in 2015.  Purchase money applications increased to $4.0 billion in 2016 from $3.6 billion in the previous year.  Although refinance activity contributed to the results, GMM’s primary focus remains on the relatively more stable purchase money mortgage business.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	YTD 2016	YTD 2015
Mortgage Loan Applications (000’s)	$1,043	$1,575	$1,704	$1,503	$1,063	$5,825	$5,211
Purchase Money %	73%	63%	75%	68%	74%	69%	67%
# of Units	2,971	4,532	4,757	4,402	3,005	16,662	15,226

During the fourth quarter of 2016, the Company experienced a typical seasonal slowdown, and for the quarter ended December 31, 2016, GMM reported a net loss of $3.0 million.  However, operating net income was $4.0 million, one of the best quarters on record.  Operating net income (a non-GAAP measure) excludes the impact of the Staff Accounting Bulletin (“SAB”) 109 accounting requirement to record unrealized gains associated with the Company’s locked mortgage loan pipeline.

On a year to date basis, reported net income was $7.3 million in 2016 versus $9.2 million in 2015, and operating net income was $9.8 million in 2016 versus $6.8 million in 2015.  The SAB 109 impact resulted in a decrease of $2.4 million to reported earnings in 2016 versus an increase of $2.4 million in 2015.

Comparable recent quarterly and year to date results are shown below.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	YTD 2016	YTD 2015
Mortgage Banking: (in 000’s)
Reported Net Income (Loss)	$(3,017)	$2,816	$3,994	$3,553	$164	$7,346	$9,180
Reverse Impact of SAB 109	7,012	1,446	(2,259)	(3,794)	765	2,405	(2,417)
Operating Net Income (Loss)	3,995	4,262	1,735	(241)	929	9,715	6,763
Pretax Operating Net Income (Loss)	6,156	6,643	2,743	(329)	1,331	15,212	10,600

The net realized gain on sales and other fees, before the impact of SAB 109, was $55.0 million for the year ended December 31, 2016 versus $39.7 million for 2015.  The gain on sale margin was

2.75% for the 2016 year versus 2.60% for 2015.  The increase from previous year is primarily due to the success of selling a majority of its production on a mandatory delivery basis.

Non-interest expenses were $40.9 million for 2016 compared to $31.8 million last year. In addition to the added personnel costs related to compliance with the new TILA/RESPA Integrated Disclosure (TRID) regulations, other expenses increased as a result of the increased volume of lending activity.  All other fixed expenses have remained consistent.

Bob Brower, President and CEO of George Mason Mortgage said:

“George Mason Mortgage (GMM) had a strong year recording a 44% increase in pretax operating income to $15.2 million for 2016 and a near record finish with fourth quarter pretax operating income of $6.2 million.  Our ongoing focus on increasing the firm’s market share of purchase money mortgages has been beneficial, and our approach and philosophy to the mortgage business has continued to attract many of the top professionals in the industry to the GMM team.  We are very excited about our pending merger with United Bank and the opportunity to join forces with such a strong, well respected company.  The merger should only further benefit our strong momentum and enhance the products we offer.”

Parent Company Only Review

For the year ended December 31, 2016, Cardinal’s parent company reported a net loss of $5.2 million versus a net loss of $1.1 million for the previous year. The current year includes approximately $3.3 million of after-tax merger related expenses.

Capital Ratios

All capital ratios of the Company comfortably exceeded the requirements of banking regulators to be considered well-capitalized.  Tangible common equity capital (TCE) as a percentage of total assets was 9.90% at December 31, 2016.

COMMENTS ON THE YEAR

Bernard H. Clineburg, Executive Chairman, and Christopher W. Bergstrom, President and CEO, share the following thoughts:

“In August, we announced our intention to merge with United Bankshares with the belief that the combination of our institutions represents a tremendous opportunity to create a dominant bank in the Washington DC metropolitan area which will benefit our customers and shareholders.  The process of seeking required approvals from shareholders and regulators has proceeded as expected, and we have been collaborating on integration plans.

“Meanwhile, our 2016 results are indicative of our commitment to continue our positive momentum as we have begun to focus on combining our companies. These results show record earnings and improving profitability metrics while maintaining pristine asset quality levels. Increased balances in the loan portfolio combined with an increasing net interest margin resulted in continued revenue growth.  George Mason reported excellent results for the year with operating earnings at record levels.  We have an ongoing commitment to building a quality team of mortgage bankers with deep ties to the realtor and builder communities.

“Since Cardinal’s beginning, we have always been committed to maintaining and growing a strong financial services company for our employees, clients, the communities we serve, and especially our shareholders.  We are pleased with our 2016 results and especially proud of our team’s commitment to ongoing excellence.  We look forward to our opportunity for continuing success as we join the United Bankshares team.”

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements contain information related to matters such as the Company’s intent, belief or expectation with regard to such matters as financial and operational performance, cost savings, credit quality and branch expansion. Such statements are necessarily based on management’s assumptions and estimates and are inherently subject to a variety of risks and uncertainties concerning the Company’s operations and business environment, which are difficult to predict and beyond the control of the Company. Such risks and uncertainties could cause actual results of the Company to differ materially from those matters expressed or implied in such forward-looking statements.

Risk and uncertainties related to the pending merger with United include, among others, that: the businesses of United and Cardinal may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; the stockholders of United and Cardinal may fail to approve the merger.

For an explanation of some of the additional risks and uncertainties associated with forward-looking statements, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and other reports filed with and furnished to the Securities and Exchange Commission.  The Company has no obligation and does not undertake to update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made.

About Cardinal Financial Corporation: Cardinal Financial Corporation, a financial holding company headquartered in Tysons Corner, Virginia with assets of $4.21 billion at December 31, 2016, serves the Washington Metropolitan region through its wholly-owned subsidiary, Cardinal Bank. Cardinal also operates several other subsidiaries: George Mason Mortgage, LLC, a residential mortgage lending company based in Fairfax, Virginia and Cardinal Wealth Services, Inc., a wealth management services company. The Company’s stock is traded on NASDAQ (CFNL). For additional information please visit our Web site at www.cardinalbank.com or call (703) 584-3400.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Shareholders of Cardinal and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, once it becomes effective, that United has filed with the Securities and Exchange Commission in connection with the proposed merger because it will contain important information about United, Cardinal, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors will be able to obtain all documents filed with the SEC by United free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by United will be available free of charge from the Corporate Secretary of United Bankshares, Inc., 514 Market Street, Parkersburg, West Virginia 26101 telephone (304) 424-8800. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing United’s website at www.ubsi-inc.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing Cardinal’s website at www.cardinalbank.com under the tab “About Us” and then under the heading “Investor Relations”, and “SEC Filings”. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the merger.

Participants in the Transaction

United, Cardinal and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Cardinal’s shareholders in favor of the merger with United. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Cardinal shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of United in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about Cardinal’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its definitive proxy statement filed with the SEC on March 24, 2016. You can obtain free copies of these documents from United or Cardinal using the contact information above.

Contact:

Bernard H. Clineburg
Executive Chairman
or

Christopher Bergstrom

Chief Executive Officer

or
Mark A. Wendel,
EVP, Chief Financial Officer

703-584-3400

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Statements of Condition

(Dollars in thousands)

(Unaudited)

			% Change				% Change
			Current				From
	12/31/16	09/30/16	Quarter	06/30/16	03/31/16	12/31/15	Year Ago

Cash and due from banks	$21,104	$23,928	-11.8%	$24,081	$19,379	$24,760	-14.8%
Federal funds sold	76,728	23,481	226.8%	11,481	41,489	14,577	426.4%

Investment securities available-for-sale	388,191	387,150	0.3%	402,522	407,980	414,077	-6.3%
Investment securities held-to-maturity	3,543	3,780	-6.3%	3,796	3,814	3,836	-7.6%
Investment securities — trading	8,383	6,958	20.5%	6,489	6,221	5,881	42.5%
Total investment securities	400,117	397,888	0.6%	412,807	418,015	423,794	-5.6%

Other investments	16,420	18,736	-12.4%	18,136	19,411	20,967	-21.7%
Loans held for sale	297,766	432,350	-31.1%	456,359	365,489	383,768	-22.4%

Loans receivable, net of fees:
Commercial and industrial	373,637	336,444	11.1%	350,206	363,405	379,414	-1.5%
Real estate - commercial	1,685,001	1,690,305	-0.3%	1,605,868	1,555,985	1,372,627	22.8%
Real estate - construction	587,089	570,776	2.9%	570,269	560,114	694,408	-15.5%
Real estate - residential	468,463	460,400	1.8%	463,394	455,952	448,168	4.5%
Home equity lines	161,135	161,515	-0.2%	161,658	161,691	156,852	2.7%
Consumer	5,834	5,383	8.4%	5,476	4,831	4,841	20.5%
Total loans, net of fees	3,281,159	3,224,823	1.7%	3,156,871	3,101,978	3,056,310	7.4%
Allowance for loan losses	(31,767)	(33,641)	-5.6%	(32,984)	(32,407)	(31,723)	0.1%
Loans receivable, net	3,249,392	3,191,182	1.8%	3,123,887	3,069,571	3,024,587	7.4%

Premises and equipment, net	22,736	24,190	-6.0%	24,273	24,845	25,163	-9.6%
Goodwill and intangibles, net	35,982	36,115	-0.4%	36,262	36,415	36,576	-1.6%
Bank-owned life insurance	33,388	33,314	0.2%	33,213	33,102	32,978	1.2%
Other real estate owned	—	—	0.0%	—	—	253	-100.0%
Other assets	56,881	38,464	47.9%	56,667	46,829	42,498	33.8%

TOTAL ASSETS	$4,210,514	$4,219,648	-0.2%	$4,197,166	$4,074,545	$4,029,921	4.5%

Non-interest bearing deposits	$733,475	$757,184	-3.1%	$710,318	$687,493	$657,398	11.6%
Interest checking	453,863	437,358	3.8%	437,724	459,377	451,545	0.5%
Money markets	466,290	492,547	-5.3%	445,639	447,565	448,888	3.9%
Statement savings	346,463	333,272	4.0%	319,116	310,055	291,484	18.9%
Certificates of deposit	738,658	756,991	-2.4%	763,013	788,756	776,413	-4.9%
Brokered certificates of deposit	543,951	447,148	21.6%	568,996	451,781	407,043	33.6%
Total deposits	3,282,700	3,224,500	1.8%	3,244,806	3,145,027	3,032,771	8.2%

Other borrowed funds	426,671	464,876	-8.2%	450,696	437,065	537,965	-20.7%
Mortgage funding checks	13,762	36,740	-62.5%	23,921	28,765	12,554	9.6%
Escrow liabilities	1,506	3,653	-58.8%	2,491	2,777	2,676	-43.7%
Other liabilities	33,698	38,042	-11.4%	37,320	34,366	30,808	9.4%

Shareholders’ equity	452,177	451,837	0.1%	437,932	426,545	413,147	9.4%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,210,514	$4,219,648	-0.2%	$4,197,166	$4,074,545	$4,029,921	4.5%

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Income Statements

(In thousands, except share data and per share data)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	12/31/16	09/30/16	Quarter	06/30/16	03/31/16	12/31/15	Year Ago

Net interest income	$32,663	$32,965	-0.9%	$31,523	$30,706	$30,471	7.2%
Provision for loan losses	(1,934)	990	-295.4%	430	250	449	-530.7%
Net interest income after provision for loan losses	34,597	31,975	8.2%	31,093	30,456	30,022	15.2%

Non-interest income:
Service charges on deposit accounts	572	612	-6.5%	581	551	590	-3.1%
Loan fees	1,194	596	100.3%	359	309	307	288.9%
Income from bank-owned life insurance	74	101	-26.7%	111	124	102	-27.5%
Net realized gains (losses) on investment securities	758	331	129.0%	3,918	(84)	(127)	-696.9%
Other non-interest income	215	134	60.4%	127	145	22	877.3%
Commercial banking & other segment non-interest income	2,813	1,774	58.6%	5,096	1,045	894	214.7%

Gains from mortgage banking activities	18,742	32,035	-41.5%	34,613	27,041	19,939	-6.0%
Less: mortgage loan origination expenses	(12,543)	(16,412)	-23.6%	(19,304)	(12,902)	(11,874)	5.6%
Mortgage banking segment non-interest income	6,199	15,623	-60.3%	15,309	14,139	8,065	-23.1%

Wealth management segment non-interest income	94	94	0.0%	84	85	133	-29.3%
Total non-interest income	9,106	17,491	-47.9%	20,489	15,269	9,092	0.2%

Net interest income and non-interest income	43,703	49,466	-11.7%	51,582	45,725	39,114	11.7%

Salaries and benefits	16,582	17,331	-4.3%	16,037	15,497	14,391	15.2%
Occupancy	2,590	2,577	0.5%	2,448	2,592	2,501	3.6%
Depreciation	708	764	-7.3%	833	844	853	-17.0%
Data processing & communications	1,494	1,542	-3.1%	1,517	1,346	1,273	17.4%
Professional fees	393	727	-45.9%	549	1,135	1,034	-62.0%
FDIC insurance assessment	516	516	0.0%	516	516	516	0.0%
Loss on extinguishment of debt	—	—	0.0%	3,638	—	—	0.0%
Mortgage loan repurchases and settlements	—	—	0.0%	—	100	350	-100.0%
Merger and acquisition expense	1,809	2,284	0.0%	—	—	—	100.0%
Other operating expense	4,335	4,594	-5.6%	4,579	4,262	4,364	-0.7%
Total non-interest expense	28,427	30,335	-6.3%	30,117	26,292	25,282	12.4%
Income before income taxes	15,276	19,131	-20.2%	21,465	19,433	13,832	10.4%
Provision for income taxes	4,475	6,609	-32.3%	7,364	6,366	4,817	-7.1%
NET INCOME	$10,801	$12,522	-13.7%	$14,101	$13,067	$9,015	19.8%

Earnings per common share - basic	$0.32	$0.38	-14.5%	$0.43	$0.40	$0.27	17.5%
Earnings per common share - diluted	$0.32	$0.37	-14.6%	$0.42	$0.39	$0.27	17.3%
Weighted-average common shares outstanding - basic	33,477,798	33,200,426	0.8%	33,032,595	32,977,970	32,844,212	1.9%
Weighted-average common shares outstanding - diluted	34,095,904	33,767,143	1.0%	33,569,058	33,435,858	33,379,656	2.1%

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Income Statements

(In thousands, except share data and per share data)

(Unaudited)

	For the Years Ended
			% Change
			From
	12/31/16	12/31/15	Year Ago

Net interest income	$127,857	$116,394	9.8%
Provision for loan losses	(264)	1,388	-119.0%
Net interest income after provision for loan losses	128,121	115,006	11.4%

Non-interest income:
Service charges on deposit accounts	2,315	2,294	0.9%
Loan fees	2,458	1,596	54.0%
Income from bank-owned life insurance	410	433	-5.3%
Net realized gains on investment securities	4,923	1,391	253.9%
Litigation recovery	—	2,950	-100.0%
Other non-interest income	622	83	649.4%
Commercial banking & other segment non-interest income	10,728	8,747	22.6%

Gains from mortgage banking activities	112,430	95,693	17.5%
Less: mortgage loan origination expenses	(61,161)	(52,237)	17.1%
Mortgage banking segment non-interest income	51,269	43,456	18.0%

Wealth management segment non-interest income	357	489	-27.0%
Total non-interest income	62,354	52,692	18.3%

Net interest income and non-interest income	190,475	167,698	13.6%

Salaries and benefits	65,446	51,844	26.2%
Occupancy	10,206	9,823	3.9%
Depreciation	3,150	3,403	-7.4%
Data processing & communications	5,899	5,609	5.2%
Professional fees	2,804	4,611	-39.2%
FDIC insurance assessment	2,064	2,064	0.0%
Loss on extinguishment of debt	3,638	—	100.0%
Mortgage loan repurchases and settlements	100	397	-74.8%
Merger and acquisition expense	4,093	472	767.2%
Other operating expense	17,770	18,075	-1.7%
Total non-interest expense	115,170	96,298	19.6%
Income before income taxes	75,305	71,400	5.5%
Provision for income taxes	24,814	24,066	3.1%
NET INCOME	$50,491	$47,334	6.7%

Earnings per common share - basic	$1.52	$1.45	5.3%
Earnings per common share - diluted	$1.50	$1.43	5.1%
Weighted-average common shares outstanding - basic	33,173,095	32,744,154	1.3%
Weighted-average common shares outstanding - diluted	33,689,854	33,208,266	1.5%

Cardinal Financial Corporation and Subsidiaries

Selected Financial Information

(In thousands, except per share data and ratios)

(Unaudited)

	12/31/16	09/30/16	06/30/16	03/31/16	12/31/15
Capital Ratios:
At Period End:
Common equity tier 1 capital	10.83%	10.58%	10.33%	9.99%	9.86%
Tier 1 risk-based capital	11.48%	11.23%	10.99%	10.64%	10.52%
Total risk-based capital	12.32%	12.11%	11.86%	11.50%	11.37%
Leverage capital ratio	10.77%	10.33%	10.38%	10.28%	10.18%
Book value per common share	$13.74	$13.77	$13.50	$13.16	$12.76
Tangible book value per common share (1)	$12.65	$12.67	$12.38	$12.04	$11.63
Common shares outstanding	32,910	32,803	32,441	32,415	32,373

Performance Ratios (annualized):
For the Three Months Ended:
Return on average assets	1.04%	1.19%	1.39%	1.31%	0.92%
Return on average equity	9.39%	11.10%	12.92%	12.34%	8.72%
Net interest margin (2)	3.37%	3.35%	3.33%	3.31%	3.25%
Efficiency ratio (3)	63.73%	55.59%	54.71%	57.19%	63.90%

Asset Quality Data:
For the Three Months Ended:
Net charge-offs (recoveries) to average loans receivable, net of fees (annualized)	-0.01%	0.04%	-0.02%	-0.06%	0.04%
At Period End:
Total nonaccrual loans	$—	$—	$—	$—	$520
Other real estate owned	$—	$—	$—	$—	$253
Nonperforming loans to loans receivable, net of fees	0.00%	0.00%	0.00%	0.00%	0.02%
Nonperforming loans to total assets	0.00%	0.00%	0.00%	0.00%	0.01%
Nonperforming assets to total assets	0.00%	0.00%	0.00%	0.00%	0.02%
Total loans receivable past due 30 to 89 days	$225	$394	$736	$163	$938
Total loans receivable past due 90 days or more	$—	$—	$41	$—	$—
Allowance for loan losses to loans receivable, net of fees	0.97%	1.04%	1.04%	1.04%	1.04%

Mortgage Banking Data:
For the Three Months Ended:
Applications	$1,043,000	$1,575,200	$1,703,500	$1,503,300	$1,063,400
Loans closed	927,828	1,198,737	1,172,339	769,080	786,363
Loans sold	1,046,704	1,233,801	1,073,282	791,680	778,854
Purchase money % of loans closed - George Mason Mortgage	68%	65%	76%	62%	74%
Realized gain on sales and fees as a % of loan sold(4)	2.83%	2.78%	2.71%	2.67%	2.71%
At Period End:
Locked Pipeline	$217,815	$411,245	$458,555	$451,905	$247,448
SAB 109 Total Unrealized Gains Recognized	12,841	23,713	25,955	22,453	16,571
Change in Unrealized Gains	(10,872)	(2,242)	3,502	5,882	(1,186)
Change in After-tax Income	(7,012)	(1,446)	2,259	3,794	(765)

(1) Tangible book value is calculated as total shareholders’ equity less goodwill and other intangible assets, divided by common shares outstanding.

(2) The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.  For the three months ended December 31, 2016, non-interest expense excludes $1.8 million of merger and acquisition expense.  For the three months ended September 30, 2016, non-interest expense excludes $2.3 million of merger and acquisition expense.  For the three months ended June 30, 2016, non-interest expense excludes a $3.6 million loss on extinguishment of debt and non-interest income excludes $3.6 million in realized gains on investment securities.

(4) Realized gains are those gains recognized on the date the loan is sold and do not include the unrealized gains recognized at the loan commitment date.

Cardinal Financial Corporation and Subsidiaries

Selected Financial Information

(In thousands, except ratios)

(Unaudited)

	12/31/16	12/31/15
Performance Ratios:
For the Year Ended:
Return on average assets	1.23%	1.29%
Return on average equity	11.40%	11.76%
Net interest margin (1)	3.33%	3.37%
Efficiency ratio (2)	57.58%	57.66%

Mortgage Banking Data:
For the Year Ended:
Applications	$5,825,000	$5,211,000
Loans closed	$4,067,984	3,602,075
Loans sold	$4,145,467	3,534,175
Realized gain on sales and fees as a% of loan sold(3)	2.75%	2.60%

(1) The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

(2) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.  For the year ended December 31, 2016, non-interest expense excludes a $3.6 million loss on extinguishment of debt and $4.1 million of merger and acquisition expense.  Non-interest income excludes $3.6 million in realized gains on investment securities.  For the year ended December 31, 2015, non-interest income excludes a $2.9 million litigation settlement and non-interest expense excludes the associated legal expenses of $500,000 related to that same settlement.

(3) Realized gains are those gains recognized on the date the loan is sold and do not include the unrealized gains recognized at the loan commitment date.

Cardinal Financial Corporation and Subsidiaries

Mortgage Revenue Recognition Impact of SAB 109 (Written Loan Commitments Recorded at Fair Value Through Earnings)

(Dollars in thousands, except per share data and ratios)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	12/31/16	09/30/16	Quarter	06/30/16	03/31/16	12/31/15	Year Ago
Net Gains from Mortgage Banking Activities **(see note below):
As Reported
Fair Value of LCs / Unrealized Gains Recognized @ LC date	$18,742	$32,035	-41.5%	$34,613	$27,041	$19,939	-6.0%
Loan origination expenses recognized @ Loan Sale Date	12,543	16,412	-23.6%	19,304	12,902	11,874	5.6%
Reported Net Gains from Mortgage Banking Activities	6,199	15,623	-60.3%	15,309	14,139	8,065	-23.1%

As Adjusted
Realized Gains Recognized @ Loan Sale Date	29,614	34,277	-13.6%	31,111	21,159	21,125	40.2%
Loan origination expenses recognized @ Loan Sale Date	12,543	16,412	-23.6%	19,304	12,902	11,874	5.6%
Adjusted Net Gains from Mortgage Banking Activities	17,071	17,865	-4.4%	11,807	8,257	9,251	84.5%

Impact of SAB 109 on Net Gains from Mortgage Banking Activities:
Increase/(Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	$(10,872)	$(2,242)	384.9%	$3,502	$5,882	$(1,186)	816.7%

Net Income Reconciliation:
Reported Net Income	$10,801	$12,522	-13.7%	$14,101	$13,067	$9,015	19.8%
After-tax Merger and Acquisition Expense	1,646	1,644	0.0%	—	—	—	0.0%
Adjusted Net Income	$12,447	$14,166	-12.1%	$14,101	$13,067	$9,015	38.1%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(7,012)	(1,446)	384.9%	2,259	3,794	(765)	816.7%
Operating Net Income	$19,459	$15,612	24.6%	$11,842	$9,273	$9,780	99.0%

Diluted Earnings per Share (EPS) Reconciliation:
Reported Net Income	$0.32	$0.37	-14.6%	$0.42	$0.39	$0.27	17.3%
After-tax Merger and Acquisition Expense	$0.05	0.05	0.0%	—	—	—	0.0%
Adjusted Net Income	$0.37	0.42	-13.0%	0.42	0.39	0.27	35.2%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(0.21)	(0.04)	380.2%	0.07	0.11	(0.02)	838.4%
Operating Net Income	$0.58	$0.46	25.6%	$0.35	$0.28	$0.29	98.9%

Performance Ratios (adjusted for change in unrealized mortgage banking gains):
Return on average assets	1.88%	1.48%		1.17%	0.93%	1.00%
Return on average equity	16.91%	13.84%		10.85%	8.76%	9.46%
Efficiency ratio	54.00%	57.56%		62.08%	65.58%	62.04%
Non-interest income to average assets	1.93%	1.87%		1.67%	0.94%	1.05%

**

Per the accounting guidance set forth by SEC Staff Accounting Bulletin (SAB) 109 regarding mortgage lending activities, the fair value of a “locked” commitment, or an unrealized gain, is recognized in income on the day of the locked commitment (LC). As a result of this revenue recognition, the unrealized gains then become part of the basis of the ensuing loan held for sale (LHFS) when the loan is closed. When the loan is sold to investors, the “price” received is equal to the basis of the loan held for sale, and there is no gain or loss recognized. At any point in time (e.g. quarter end) the fair value of the LCs and the premium to the par value of LHFS represent unrealized gains that have been recognized in income, either in the current period or prior periods. This accounting creates a mismatch between the income recognition on loan production and expense recognition for those same loans, which is discussed below.

In accordance with accounting rules (ASC 310-20, formerly FAS 91), direct (e.g. commissions) and indirect loan expenses associated with originating, underwriting and closing loans are deferred and amortized over the life of the loan. In mortgage banking, this results in the mentioned expenses being recognized at the time of investor purchase of the loan (i.e. loan sale date) which often occurs in the quarter subsequent to the original LC and creates a mismatch in the timing of the revenue and expense. These expenses are “netted” from the gain on sale from mortgage banking activities, which is included in non-interest income.

Cardinal Financial Corporation and Subsidiaries

Mortgage Revenue Recognition Impact of SAB 109 (Written Loan Commitments Recorded at Fair Value Through Earnings)

(Dollars in thousands, except per share data and ratios)

(Unaudited)

	For the Years Ended
			% Change
			From
	12/31/16	12/31/15	Year Ago
Net Gains from Mortgage Banking Activities **(see note below):
As Reported
Fair Value of LCs / Unrealized Gains Recognized @ LC date	$112,430	$95,693	17.5%
Loan origination expenses recognized @ Loan Sale Date	61,161	52,237	17.1%
Reported Net Gains from Mortgage Banking Activities	51,269	43,456	18.0%

As Adjusted
Realized Gains Recognized @ Loan Sale Date	116,159	91,945	26.3%
Loan origination expenses recognized @ Loan Sale Date	61,161	52,237	17.1%
Adjusted Net Gains from Mortgage Banking Activities	54,998	39,708	38.5%

Impact of SAB 109 on Net Gains from Mortgage Banking Activities:
Increase/(Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	$(3,729)	$3,748	-199.5%

Net Income Reconciliation:
Reported Net Income	$50,491	$47,334	6.7%
After-tax litigation settlement (less associated legal expenses)	—	(1,592)	-100.0%
After-tax Merger and Acquisition Expense	3,290	314	947.8%
Adjusted Net Income	$53,781	$46,056	16.8%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(2,405)	2,417	-199.5%
Operating Net Income	$56,186	$43,639	28.8%

Diluted Earnings per Share (EPS) Reconciliation:
Reported Net Income	$1.50	$1.43	5.1%
After-tax litigation settlement (less associated legal expenses)	—	(0.05)	-100.0%
After-tax Merger and Acquisition Expense	0.10	0.01	932.8%
Adjusted Net Income	1.60	1.39	15.1%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(0.07)	0.07	-198.1%
Operating Net Income	$1.67	$1.32	26.8%

Performance Ratios (adjusted for change in unrealized mortgage banking gains):
Return on average assets	1.37%	1.19%
Return on average equity	12.68%	10.84%
Efficiency ratio	59.38%	58.24%
Non-interest income to average assets	1.61%	1.33%

**

Per the accounting guidance set forth by SEC Staff Accounting Bulletin (SAB) 109 regarding mortgage lending activities, the fair value of a “locked” commitment, or an unrealized gain, is recognized in income on the day of the locked commitment (LC).  As a result of this revenue recognition, the unrealized gains then become part of the basis of the ensuing loan held for sale (LHFS) when the loan is closed. When the loan is sold to investors, the “price” received is equal to the basis of the loan held for sale, and there is no gain or loss recognized. At any point in time (e.g. quarter end) the fair value of the LCs and the premium to the par value of LHFS represent unrealized gains that have been recognized in income, either in the current period or prior periods.  This accounting creates a mismatch between the income recognition on loan production and expense recognition for those same loans, which is discussed below.

In accordance with accounting rules (ASC 310-20, formerly FAS 91), direct (e.g. commissions) and indirect loan expenses associated with originating, underwriting and closing loans are deferred and amortized over the life of the loan.  In mortgage banking, this results in the mentioned expenses being recognized at the time of investor purchase of the loan (i.e. loan sale date) which often occurs in the quarter subsequent to the original LC and creates a mismatch in the timing of the revenue and expense.  These expenses are “netted” from the gain on sale from mortgage banking activities, which is included in non-interest income.

Cardinal Financial Corporation and Subsidiaries

Average Statements of Condition and Yields on Earning Assets and Interest-Bearing Liabilities

(Dollars in thousands)

(Unaudited)

	For the Three Months Ended
	12/31/2016		9/30/2016		6/30/2016		3/31/2016		12/31/2015
	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Interest-earning assets:
Loans receivable, net of fees (1)
Commercial and industrial	$250,362	3.82%	$243,678	3.75%	$258,678	3.74%	$266,353	3.74%	$255,255	3.66%
Commercial and industrial - tax exempt(1)	96,842	2.95%	101,749	2.90%	103,221	2.82%	105,386	2.80%	103,456	2.50%
Real estate - commercial(1)	1,699,067	4.23%	1,659,767	4.27%	1,563,089	4.37%	1,532,293	4.28%	1,361,134	4.27%
Real estate - construction	578,744	4.63%	572,704	4.60%	556,939	4.37%	549,907	4.62%	661,665	4.59%
Real estate - residential	442,922	3.58%	445,848	3.53%	448,453	3.57%	441,134	3.67%	423,533	3.65%
Home equity lines	159,837	3.35%	160,877	3.28%	160,303	3.23%	160,240	3.16%	153,366	3.10%
Consumer	5,214	5.11%	5,246	5.01%	5,239	4.91%	5,284	4.72%	4,739	5.44%
Total loans	3,232,988	4.10%	3,189,869	4.10%	3,095,922	4.09%	3,060,597	4.10%	2,963,148	4.08%

Loans held for sale	332,728	3.51%	421,843	3.65%	365,520	3.71%	304,653	3.88%	339,793	3.87%
Investment securities (1)	390,538	3.67%	400,936	3.67%	400,085	3.82%	419,678	3.76%	426,776	3.52%
Federal funds sold	38,445	0.48%	41,050	0.50%	33,435	0.45%	55,018	0.47%	45,307	0.25%
Total interest-earning assets	3,994,699	3.98%	4,053,698	3.97%	3,894,962	3.99%	3,839,946	3.99%	3,775,024	3.95%

Non-interest earning assets:
Cash and due from banks	20,982		21,764		21,899		21,169		22,226
Premises and equipment, net	23,774		24,399		24,642		25,185		25,498
Goodwill and intangibles, net	36,050		36,189		36,333		36,498		36,662
Accrued interest and other assets	98,318		124,196		119,723		105,663		102,977
Allowance for loan losses	(33,265)		(33,461)		(32,702)		(32,113)		(31,515)

TOTAL ASSETS	$4,140,558		$4,226,785		$4,064,857		$3,996,348		$3,930,872

Interest-bearing liabilities:
Interest checking	$441,472	0.35%	$432,246	0.36%	$445,991	0.36%	$457,528	0.40%	$438,527	0.48%
Money markets	490,461	0.41%	479,455	0.39%	438,863	0.36%	451,303	0.37%	466,452	0.36%
Statement savings	342,699	0.44%	327,653	0.43%	315,804	0.42%	301,734	0.42%	285,257	0.40%
Certificates of deposit	751,633	1.22%	773,912	1.23%	773,053	1.23%	784,306	1.23%	752,104	1.23%
Brokered certificates of deposit	439,499	0.95%	538,130	0.89%	454,152	0.93%	398,455	0.91%	400,793	0.88%
Total interest-bearing deposits	2,465,764	0.75%	2,551,396	0.75%	2,427,863	0.75%	2,393,326	0.75%	2,343,133	0.76%

Other borrowed funds	394,356	1.49%	441,576	1.39%	456,044	1.69%	487,087	1.87%	470,416	1.82%
Total interest-bearing liabilities	2,860,120	0.85%	2,992,972	0.84%	2,883,907	0.90%	2,880,413	0.94%	2,813,549	0.93%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	776,242		732,506		698,123		653,432		660,236
Other liabilities	43,990		50,098		46,193		38,986		43,357

Shareholders’ equity	460,206		451,209		436,634		423,517		413,730

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,140,558		$4,226,785		$4,064,857		$3,996,348		$3,930,872

NET INTEREST MARGIN (1)		3.37%		3.35%		3.33%		3.31%		3.25%

(1) The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

Cardinal Financial Corporation and Subsidiaries

Average Statements of Condition and Yields on Earning Assets and Interest-Bearing Liabilities

(Dollars in thousands)

(Unaudited)

	For the Years Ended
	12/31/2016		12/31/2015
	Average Balance	Average Yield	Average Balance	Average Yield
Interest-earning assets:
Loans receivable, net of fees (1)
Commercial and industrial	$254,725	3.76%	$272,026	3.87%
Commercial and industrial - tax exempt(1)	101,786	2.87%	73,460	2.88%
Real estate - commercial(1)	1,577,443	4.29%	1,305,202	4.37%
Real estate - construction	601,106	4.54%	554,527	4.67%
Real estate - residential	444,588	3.59%	405,517	3.73%
Home equity lines	160,315	3.25%	143,180	3.17%
Consumer	5,245	4.96%	4,819	5.64%
Total loans	3,145,208	4.10%	2,758,731	4.18%

Loans held for sale	360,147	3.64%	344,501	3.85%
Investment securities (1)	402,763	3.73%	366,611	3.18%
Federal funds sold	41,973	0.48%	41,167	0.22%
Total interest-earning assets	3,950,091	3.98%	3,511,010	4.06%

Non-interest earning assets:
Cash and due from banks	21,453		21,069
Premises and equipment, net	24,498		25,191
Goodwill and intangibles, net	36,267		36,943
Accrued interest and other assets	108,134		104,991
Allowance for loan losses	(32,888)		(30,346)

TOTAL ASSETS	$4,107,555		$3,668,858

Interest-bearing liabilities:
Interest checking	$444,269	0.37%	$430,276	0.49%
Money markets	465,129	0.38%	411,369	0.34%
Statement savings	322,044	0.43%	275,567	0.36%
Certificates of deposit	770,683	1.22%	691,026	1.22%
Brokered certificates of deposit	457,730	0.92%	404,293	0.80%
Total interest-bearing deposits	2,459,855	0.75%	2,212,531	0.73%

Other borrowed funds	444,619	1.62%	394,536	2.00%
Total interest-bearing liabilities	2,904,474	0.88%	2,607,067	0.92%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	715,291		618,988
Other liabilities	44,829		40,264

Shareholders’ equity	442,961		402,539

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,107,555		$3,668,858

NET INTEREST MARGIN (1)		3.33%		3.37%

(1) The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

Cardinal Financial Corporation and Subsidiaries

Segment Reporting - as Reported and Non-GAAP Reconciliation

(Dollars in thousands)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	12/31/2016	9/30/2016	Quarter	6/30/2016	3/31/2016	12/31/2015	Year Ago
Commercial Banking:
Net interest income	$32,758	$32,980	-0.7%	$31,442	$30,545	$30,042	9.0%
Non-interest income	2,050	1,391	47.4%	1,056	1,104	963	112.9%
Net realized gain on available-for-sale securities	868	—	100.0%	3,614	112	—	100.0%
Loss on extinguishment of debt	—	—	0.0%	3,638	—	—	0.0%
Non-interest expense	14,794	15,940	-7.2%	15,823	16,514	15,734	-6.0%
Net income before provision for loan losses and taxes	20,882	18,431	13.3%	16,651	15,247	15,271	36.7%
Provision for loan losses	(1,934)	990	-295.4%	430	250	449	-530.7%
Provision for income taxes	6,993	5,978	17.0%	5,464	4,757	5,238	33.5%
Net income	$15,823	$11,463	38.0%	$10,757	$10,240	$9,584	65.1%
Average Assets	$4,059,989	$4,140,341		$3,998,824	$3,937,805	$3,866,407
Commercial Banking Segment Contribution to earnings	146%	92%		76%	78%	106%
Mortgage Banking:
Net interest income	$128	$196	-34.7%	$283	$358	$619	-79.3%
Non-interest income	6,198	15,669	-60.4%	15,344	14,158	8,115	-23.6%
Non-interest expense	11,042	11,464	-3.7%	9,382	8,963	8,589	28.6%
Net income before provision for taxes	(4,716)	4,401	-207.2%	6,245	5,553	145	-3352.4%
Provision for income taxes	(1,699)	1,585	-207.2%	2,251	2,000	(19)	8842.1%
Net income (loss)	$(3,017)	$2,816	-207.1%	$3,994	$3,553	$164	-1939.6%
Add:decrease in unrealized gains (or (Less):increase in unrealized gains) on mortgage banking activities (SAB 109)	10,872	2,242	384.9%	(3,502)	(5,882)	1,186	816.7%
Add / (Less): provision for income taxes associated with SAB 109	(3,860)	(796)	384.9%	1,243	2,088	(421)	816.7%
Operating net income (loss)	$3,995	$4,262	-6.3%	$1,735	$(241)	$929	330.1%
Average Assets	$347,419	$455,608	-23.7%	$382,899	$317,034	$351,129	-1.1%
Mortgage Banking Segment Contribution to earnings	-28%	22%		28%	27%	2%
Wealth Management/Other:
Net interest income	$(223)	$(211)	5.7%	$(201)	$(197)	$(190)	17.4%
Non-interest income	(10)	431	-102.3%	473	(105)	14	-171.4%
Non-interest expense	2,591	2,931	-11.6%	1,273	815	959	170.2%
Net income (loss) before provision for taxes	(2,824)	(2,711)	4.2%	(1,001)	(1,117)	(1,135)	148.8%
Provision for income taxes	(819)	(954)	-14.2%	(351)	(391)	(402)	103.7%
Net income (loss)	$(2,005)	$(1,757)	14.1%	$(650)	$(726)	$(733)	173.5%
Add: merger & acquisition (M&A) expense	1,809	2,284	-20.8%	—	—	—	100.0%
Subtract: provision for income taxes associated with M&A expense	(163)	(640)	-74.5%				-100.0%
Operating net income (loss)	$(359)	$(113)	217.7%	$(650)	$(726)	$(733)	-51.0%
Average Assets / Intersegment Eliminations	$(266,850)	$(369,164)	-27.7%	$(316,866)	$(258,491)	$(286,664)	-6.9%
Wealth Management/Other Segments Contribution to earnings	-18%	-14%	27.0%	-5%	-5%	-8%	116.0%
Consolidated:
Net interest income	$32,663	$32,965	-0.9%	$31,524	$30,706	$30,471	7.2%
Non-interest income	8,238	17,491	-52.9%	16,873	15,157	9,092	-9.4%
Net realized gain on available-for-sale securities	868	—	100.0%	3,614	112	—	100.0%
Loss on extinguishment of debt	—	—	0.0%	3,638	—	—	0.0%
Non-interest expense	28,427	30,335	-6.3%	26,478	26,292	25,282	12.4%
Net income before provision for loan losses and taxes	13,342	20,121	-33.7%	21,895	19,683	14,281	-6.6%
Provision for loan losses	(1,934)	990	-295.4%	430	250	449	-530.7%
Provision for income taxes	4,475	6,609	-32.3%	7,364	6,366	4,817	-7.1%
Net income	$10,801	$12,522	-13.7%	$14,101	$13,067	$9,015	19.8%
Add: merger & acquisition (M&A) expense	1,809	2,284	-20.8%	—	—	—	100.0%
Add:decrease in unrealized gains (or (Less): increase in unrealized gains) on mortgage banking activities (SAB 109)	10,872	2,242	384.9%	(3,502)	(5,882)	1,186	816.7%
Add/(Less): provision for income taxes associated with M&A expenses & SAB 109	(4,023)	(1,436)	180.1%	1,243	2,088	(421)	855.4%
Operating net income	$19,459	$15,612	24.6%	$11,842	$9,273	$9,780	99.0%
Average Assets	$4,140,558	$4,226,785	-2.0%	$4,064,857	$3,996,348	$3,930,872	5.3%

Cardinal Financial Corporation and Subsidiaries

Segment Reporting  — as Reported and Non-GAAP Reconciliation

(Dollars in thousands)

(Unaudited)

	For the Years Ended
			% Change
			From
	12/31/2016	12/31/2015	Year Ago
Commercial Banking:
Net interest income	$127,726	$114,674	11.4%
Non-interest income	5,602	5,293	5.8%
Net realized gain on available-for-sale securities	4,594	—	100.0%
Loss on extinguishment of debt	3,638	—	100.0%
Non-interest expense	63,072	59,956	5.2%
Net income before provision for loan losses and taxes	71,212	60,011	18.7%
Provision for loan losses	(264)	1,388	-119.0%
Provision for income taxes	23,192	19,448	19.3%
Net income	$48,284	$39,175	23.3%
Add: merger & acquisition (M&A) expense	—	472	-100.0%
Less: provision for income taxes associated with M&A expense	—	(158)	-100.0%
Operating net income	$48,284	$39,489
Average Assets	$4,026,960	$3,604,942
Commercial Banking Segment Contribution to earnings	96%	83%
Mortgage Banking:
Net interest income	$964	$2,454	-60.7%
Non-interest income	51,369	43,700	17.5%
Non-interest expense	40,850	31,806	28.4%
Net income before provision for taxes	11,483	14,348	-20.0%
Provision for income taxes	4,137	5,168	-19.9%
Net income	$7,346	$9,180	-20.0%
Add:decrease in unrealized gains (or (Less):increase in unrealized gains) on mortgage banking activities (SAB 109)	3,729	(3,748)	-199.5%
Add / (Less): provision for income taxes associated with SAB 109	(1,324)	1,331	-199.5%
Operating net income	$9,751	$6,763	44.2%
Average Assets	$383,520	$357,145	7.4%
Mortgage Banking Segment Contribution to earnings	14%	19%
Wealth Management/Other:
Net interest income	$(833)	$(734)	13.5%
Non-interest income	789	3,699	-78.7%
Non-interest expense	7,610	4,536	67.8%
Net income (loss) before provision for taxes	(7,654)	(1,571)	387.2%
Provision for income taxes	(2,515)	(550)	357.3%
Net income (loss)	$(5,139)	$(1,021)	403.3%
Add: merger & acquisition (M&A) expense	4,093	—	100.0%
Add: legal expense associated with litigation settlement	—	500	-100.0%
Less: litigation settlement	—	(2,950)	-100.0%
Less: provision for income taxes associated with litigation settlement and M&A expense	(803)	858	-193.6%
Operating net income (loss)	$(1,849)	$(2,613)	-29.2%
Average Assets / Intersegment Eliminations	$(302,925)	$(293,229)	3.3%
Wealth Management/Other Segments Contribution to earnings	-10%	-2%	371.9%
Consolidated:
Net interest income	$127,857	$116,394	9.8%
Non-interest income	57,760	52,692	9.6%
Net realized gain on available-for-sale securities	4,594	—	100.0%
Loss on extinguishment of debt	3,638	—	100.0%
Non-interest expense	111,532	96,298	15.8%
Net income before provision for loan losses and taxes	75,041	72,788	3.1%
Provision for loan losses	(264)	1,388	-119.0%
Provision for income taxes	24,814	24,066	3.1%
Net income	$50,491	$47,334	6.7%
Add: merger & acquisition (M&A) expense	4,093	472	767.2%
Add: legal expense associated with litigation settlement	—	500	-100.0%
Less: litigation settlement	—	(2,950)	-100.0%
Add:decrease in unrealized gains (or Less: increase in unrealized gains) on mortgage banking activities (SAB 109)	3,729	(3,748)	-199.5%
Less: provision for income taxes associated with M&A expense, litigation settlement & SAB 109	(2,127)	2,031	-204.7%
Operating net income	$56,186	$43,639	28.8%
Average Assets	$4,107,555	$3,668,858	12.0%

Cardinal Financial Corporation and Subsidiaries

Historical Segment Performance

(Dollars in thousands, except per share data)

(Unaudited)

	Commercial Banking	Mortgage Banking	Wealth Management/ Other	Consolidated
For the Three Months Ended December 31, 2016:
Net income (loss)	$15,823	$(3,017)	$(2,005)	$10,801
Earnings per common share - diluted	$0.46	$(0.09)	$(0.05)	$0.32
Segment Contribution to Earnings	146.0%	-28.4%	-17.6%	100%

For the Three Months Ended December 31, 2015:
Net income (loss)	$9,584	$164	$(733)	$9,015
Earnings per common share - diluted	$0.29	$0.00	$(0.02)	$0.27
Segment Contribution to Earnings	106.3%	1.8%	-8.1%	100%

For the Year Ended December 31, 2016:
Net income (loss)	$48,284	$7,346	$(5,139)	$50,491
Earnings per common share - diluted	$1.43	$0.22	$(0.15)	$1.50
Segment Contribution to Earnings	95.7%	14.5%	-10.2%	100%

For the Year Ended December 31, 2015:
Net income (loss)	$39,175	$9,180	$(1,021)	$47,334
Earnings per common share - diluted	$1.18	$0.28	$(0.03)	$1.43
Segment Contribution to Earnings	82.8%	19.4%	-2.2%	100.0%

For the Year Ended December 31, 2014:
Net income (loss)	$34,351	$2,658	$(4,326)	$32,683
Earnings per common share - diluted	$1.05	$0.08	$(0.13)	$1.00
Segment Contribution to Earnings	105.1%	8.1%	-13.2%	100%

For the Year Ended December 31, 2013:
Net income (loss)	$33,881	$(5,215)	$(3,156)	$25,510
Earnings per common share - diluted	$1.09	$(0.17)	$(0.10)	$0.82
Segment Contribution to Earnings	132.8%	-20.4%	-12.4%	100.0%

For the Year Ended December 31, 2012:
Net income (loss)	$30,544	$17,608	$(2,855)	$45,297
Earnings per common share - diluted	$1.02	$0.59	$(0.10)	$1.51
Segment Contribution to Earnings	67.4%	38.9%	-6.3%	100.0%

For the Year Ended December 31, 2011:
Net income (loss)	$23,063	$7,791	$(2,856)	$27,998
Earnings per common share - diluted	$0.77	$0.26	$(0.09)	$0.94
Segment Contribution to Earnings	82.4%	27.8%	-10.2%	100.0%

Cardinal Financial Corporation and Subsidiaries

Loan Fundings and Payoffs

(Dollars in thousands)

(Unaudited)

	Ending Balance 12/31/2015	New Loans	Loan Payoffs	Net Draws/Pay Downs and Transfers	Ending Balance 12/31/2016

Commercial and industrial	$379,414	$59,523	$(30,287)	$(35,013)	$373,637
Real estate - commercial	1,372,627	477,445	(140,785)	(24,286)	$1,685,001
Real estate - construction	694,408	69,017	(262,695)	86,359	$587,089
Real estate - residential	448,168	96,299	(64,559)	(11,445)	$468,463
Home equity lines	156,852	29,014	(29,242)	4,511	$161,135
Consumer	4,841	8,582	(3,039)	(4,550)	$5,834
Total loans, net of fees	$3,056,310	$739,880	$(530,607)	$15,576	$3,281,159

Cardinal Financial Corporation and Subsidiaries

Commercial Real Estate (“CRE”) Concentrations

(Dollars in thousands)

(Unaudited)

	12/31/16	09/30/16	06/30/16	03/31/16	12/31/15
Construction, land development, and other land loans	$461,898	$470,914	$443,879	$497,691	$459,261
Owner-occupied construction, land development loans	(85,529)	(105,709)	(89,225)	(76,351)	(83,237)
Construction loans concentration less owner-occupied	$376,369	$365,205	$354,654	$421,340	$376,024

As a percentage of risk-based capital (consolidated):
Construction loans concentration	97.4%	100.8%	98.3%	113.2%	107.2%
Construction loans concentration less owner-occupied	79.4%	78.2%	78.6%	95.8%	87.7%

Loans secured by commercial real estate properties	$2,231,663	$2,228,820	$2,146,775	$2,105,479	$2,079,265
Owner-occupied commercial real estate properties	(436,697)	(426,048)	(409,772)	(392,514)	(421,278)
Owner-occupied construction, land development loans	(85,529)	(105,709)	(89,225)	(76,351)	(83,237)
Commercial real estate concentration less owner-occupied construction	$1,709,437	$1,697,063	$1,647,778	$1,636,614	$1,574,750

As a percentage of risk-based capital (consolidated):
Commercial real estate concentration	378.7%	386.0%	384.7%	389.5%	386.9%
Commercial real estate concentration less owner-occupied construction	360.6%	363.4%	365.0%	372.1%	367.5%